

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via e-mail</u>
Ms. Sherry McKinzey
Chief Financial Officer
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

      RE: **American International Industries, Inc.**
               Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012
               Filed April 16, 2013 and September 5, 2013
               File No. 1-33640

Dear Ms. McKinzey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel L. Gordon

               Daniel L. Gordon
               Branch Chief